Exhibit 99.1

ELBIT IMAGING ANNOUNCES AN UPDATE REGARDING THE DISPUTE IN
CONNECTION WITH THE PLOT IN CHENNAI, INDIA

Tel Aviv, Israel, March 4, 2019, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated February 11, 2019, regarding the termination of the Joint Development Agreement and the Term Sheet between Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Plaza Centers N.V. (50%)) ("EPI") and a potential buyer (the "Purchaser") for the sale of a plot in Chennai, India for a total consideration of approximately Euro 13.2 million, that the SPV (a subsidiary of EPI) holding the plot in Chennai has initiated an arbitration proceeding against the Purchaser in accordance with the Arbitration Rules of the Singapore International Arbitration Center (as required by the agreement between the parties).

The reliefs sought in the framework of the arbitration are as follows: (a) a declaration that the JDA stands validly is terminated; and (b) to instruct the Purchaser to compensate for damages caused due to the breach of the Joint Development Agreement by the Purchaser.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com